UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NAM TAI PROPERTY INC.
(Name of Issuer)
Common Shares, par value US$0.01 per share
(Title of Class of Securities)

629865 205
(CUSIP Number)
Mr. Felix LAW
Kaisa Group Holdings Limited
Suite 2001, 20th Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong
(852) 3900 0988

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Virginia M. Tam
Christopher H. Cunningham
K&L Gates LLP
44th Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong
(852) 2230 3500
December 27, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ◻

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of reporting person Kaisa Group Holdings Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ◻ (b) ◻
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ◻
(6)	Citizenship or place of organization Cayman Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 9,191,050 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 9,191,050 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 9,191,050 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ◻
(13)	Percent of class represented by amount in Row (11) Approximately 24.04%[1]
(14)	Type of reporting person (see instructions) CO

[1]	Calculated based on 38,236,391 Common Shares of the Issuer outstanding as of August 6, 2019.

(1)	Names of reporting person Greater Sail Limited
(2)	Check the appropriate box if a member of a group (see instructions) (a) ◻ (b) ◻
(3)	SEC use only
(4)	Source of funds (see instructions) AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ◻
(6)	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power None
	(8)	Shared voting power 9,191,050 Common Shares
	(9)	Sole dispositive power None
	(10)	Shared dispositive power 9,191,050 Common Shares
(11)	Aggregate amount beneficially owned by the reporting person 9,191,050 Common Shares
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ◻
(13)	Percent of class represented by amount in Row (11) Approximately 24.04% [2]
(14)	Type of reporting person (see instructions) CO

2	Calculated based on 38,236,391 Common Shares of the Issuer outstanding as of August 6, 2019.

This Amendment No. 7 (“Amendment No. 7”) amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) by each of the Reporting Persons on July 12, 2017 (the “Original Schedule”), as amended and supplemented by Amendment No. 1 filed by the Reporting Persons on August 18, 2017, Amendment No. 2 filed by the Reporting Persons on August 28, 2017, Amendment No. 3 filed by the Reporting Persons on September 26, 2017, Amendment No. 4 filed by the Reporting Persons on November 15, 2017,  Amendment No. 5 filed by the Reporting Persons on November 22, 2017, and Amendment No. 6 filed by the Reporting Persons on December 14, 2017 relating to the common shares, par value US$0.01 per share (“Common Shares”) of Nam Tai Property Inc. (the “Issuer”), a company organized under the laws of the British Virgin Islands. The Common Shares are listed on The New York Stock Exchange under the symbol “NTP”. Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D, unless otherwise defined herein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 is hereby amended in pertinent part as follows:

The first Reporting Person, Kaisa Group Holdings Limited (“Kaisa”), is the sole stockholder of the second Reporting person, Greater Sail Limited (“Greater Sail”). Kaisa is entitled to utilize a credit facility provided by Deutsche Bank AG, Hong Kong branch, as lenders’ agent and security agent thereunder (“Deutsche Bank”). Greater Sail is not a party to the credit facility.

The credit facility has been amended recently. As collateral for Kaisa’s obligations under the amended credit facility, Greater Sail has agreed to grant to Deutsche Bank a first ranking charge on all of the Common Shares held by Greater Sail in the Issuer (the “Subject Shares”) pursuant to a security deed between Greater Sail and Deutsche Bank (the “Security Deed”). Any additional Common Shares in the Issuer acquired by Greater Sail in the future will also constitute the Subject Shares and be subject to the Security Deed.

As of the date of this filing, all of the Subject Shares have been deposited into a securities account with Deutsche Bank Trust Company Americas, an affiliate of Deutsche Bank (the “Depositary”), pursuant to an existing cash and securities deposit agreement. Under the Security Deed, Greater Sail will continue to have the power to exercise voting rights in the Subject Shares, but its ability to dispose the Subject Shares will be subject to an account control agreement among Greater Sail, Deutsche Bank and the Depositary (the “Account Control Agreement”).

Greater Sail is not a party to the amended credit facility. The Subject Shares are provided to Deutsche Bank as collateral for Kaisa’s obligations under the amended credit facility on a non-recourse basis.

Unless there are unforeseeable changes to the arrangement, in which case an amendment to this Amendment No. 7 will be filed to disclose the development, the Security Deed and Account Control Agreement will become effective on or around January 6, 2020.

Item 7.	Material to Be Filed as Exhibits.
 Item 7 is hereby amended and restated as follows:

1.	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons (incorporated by reference to the Schedule 13D dated July 12, 2017)
2.	Share Purchase Agreement dated as of July 11, 2017, by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited (incorporated by reference to the Schedule 13D dated July 12, 2017)
3.	Cash and Securities Deposit Agreement between Greater Sail Limited and Deutsche Bank Trust Company Americas, as depositary.
4.	Security Deed between Greater Sail Limited and Deutsche Bank AG, Hong Kong branch, as security agent
5.	Account Control Agreement between Greater Sail Limited and Deutsche Bank Trust Company Americas, as securities intermediary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 31, 2019
Kaisa Group Holdings Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

Greater Sail Limited

	By:	/s/ Felix Law
	Name:	Felix Law
	Title:	Authorized Person

INDEX TO EXHIBITS

1.	Joint Filing Agreement dated as of July 12, 2017, by the Reporting Persons (incorporated by reference to the Schedule 13D dated July 12, 2017)
2.	Share Purchase Agreement dated as of July 11, 2017, by and among Mr. Ming Kown Koo, Ms. Sui Sin Cho and Kaisa Group Holdings Limited (incorporated by reference to the Schedule 13D dated July 12, 2017)
3.	Cash and Securities Deposit Agreement between Greater Sail Limited and Deutsche Bank Trust Company Americas, as depositary.
4.	Security Deed between Greater Sail Limited and Deutsche Bank AG, Hong Kong branch, as security agent
5.	Account Control Agreement between Greater Sail Limited and Deutsche Bank Trust Company Americas, as securities intermediary